ICI MUTUAL INSURANCE COMPANY

INVESTMENT COMPANY BLANKET BOND

RIDER NO. 10

INSURED		BOND NUMBER
AARP Financial Incorporated		06734106B

EFFECTIVE DATE	BOND PERIOD	AUTHORIZED REPRESENTATIVE
July 1, 2006	December 30, 2005 to December 30, 2006	/S/ John T. Mulligan

In consideration of the premium charged for this Bond, it is hereby understood and agreed that Item 1 of the Declarations, Name of Insured, shall include the following:

•	AARP Money Market Fund, a series of:

  AARP Funds

Except as above stated, nothing herein shall be held to alter, waive or extend any of the terms of this Bond.